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                               October 8, 2020

       Todd Boehly
       Chief Executive Officer and Chief Financial Officer
       Horizon Acquisition Corp II
       600 Steamboat Road, Suite 200
       Greenwich, CT 06830

                                                        Re: Horizon Acquisition
Corporation II
                                                            Registration
Statement on Form S-1
                                                            Filed September 29,
2020
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 30,
2020
                                                            File No. 333-249131

       Dear Mr. Boehly:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 Filed September 30, 2020

       Description of Securities, page 126

   1. We note that your warrant agreement filed as Exhibit 4.4 includes an exclusive forum provision. We also note
that the provision states that it will not apply to suits brought to enforce any liability
or duty created by the Exchange Act or any other claim for which the federal district courts
of the United States of America are the sole and exclusive forum.
                                                        Please disclose this
exclusive forum provision in your prospectus, and disclose whether this provision applies
to actions arising under the Securities Act. If so, please also include related risk factor
disclosure. If this provision does not apply to actions arising under the
                                                        Securities Act, please
also ensure that the exclusive forum provision in the warrant
 Todd Boehly
Horizon Acquisition Corp II
October 8, 2020
Page 2
      agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                           Sincerely,
FirstName LastNameTodd Boehly
                                                           Division of
Corporation Finance
Comapany NameHorizon Acquisition Corp II
                                                           Office of Energy &
Transportation
October 8, 2020 Page 2
cc:       Wayne E. Williams
FirstName LastName